DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008337

February 11, 2004

George L. Mahoney
General Counsel and Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-11-2004

Re: Media General, Inc.
Incoming letter dated December 29, 2003

Dear Mr. Mahoney:

This is in response to your letters dated December 29, 2003 and January 9, 2004 concerning the shareholder proposal submitted to Media General by Gabelli International Limited. We also have received a letter on the proponent's behalf dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Andrew Davalla
Assistant Counsel
Gabelli Asset Management, Inc.
One Corporate Center
Rye, NY 10580-1435

211139

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5014
Fax (914) 921-5384
adavalla@gabelli.com

Gabelli Asset Management Inc.

January 2, 2004

Mr. George L. Mahoney
General Counsel and Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293-0001

Re: *Shareholder Proposal Submitted on Behalf of Gabelli International Limited*

Dear Mr. Mahoney:

We are in receipt of your letter, dated December 19, 2003, in response to shareholder proposal submitted by Gabelli International Limited ("GIL") for inclusion in the 2004 proxy materials of Media General, Inc. ("Media General")

I have enclosed a copy of a brokerage statement, dated December 24, 2003, from Bear Stearns Securities Corp. ("Bear Stearns") showing that GIL has held 380 shares of Media General's Class B Stock since December 31, 1997. On or about December 5, 2003, I requested a letter from Bear Stearns verifying that GIL has continuously held these 380 shares for at least one year. Due to the holiday season, I have not received this letter despite my numerous requests. I would also like to point out that since MJG Associates, Inc. is the investment manager of GIL, the Class B shares held by GIL are reported by MJG Associates, Inc. on the amendments to Schedule 13D filed by the subsidiaries and affiliates of Gabelli Asset Management Inc.

I have also enclosed a certification on behalf of GIL. It attests that GIL has been a beneficial owner of at least $2,000 in market value or 1% of the voting securities from December 5, 2002, to the present. It also certifies that GIL intends to continue beneficial ownership of such voting securities through the date on which Media General holds its 2004 annual meeting.

The proposal itself has been amended so that only shareholders eligible to vote on by-law amendments are allowed to repeal the proposed amendment.

As you may know, the Securities and Exchange Commission (the "Commission") recommended that it would not take any action if Media General excluded GIL's proposal from Media General's 1999 proxy materials because it found that there was evidence that GIL had not held the voting securities for the required one year period. However, the Commission did not reach a conclusion on the basis of Media General's argument that Rule 14a-8 was not applicable to its Class B stock since it was not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Furthermore, in light of recent developments in corporate governance, it is rather regrettable that Media General would go to such great lengths to frustrate shareholder democracy. Based on Media General's positions regarding the limited voting rights of its Class A shareholders and the inapplicability of the proxy rules to its Class B shareholders, Media General has made it all but impossible for any shareholder to have access to its proxy materials. We can only hope that Media General eventually catches up with the times and allows its shareholders such access.

If you have any questions, I may be reached at (914) 921-5014.

Sincerely,

Andrew Davalla

Andrew Davalla
Assistant Counsel

Enclosures

cc: Securities and Exchange Commission (w/o enclosures)

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com

Media General

George L. Mahoney
General Counsel & Secretary

December 29, 2004

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Proposal Submitted on Behalf of Gabelli International Limited

Ladies and Gentlemen:

Pursuant to Rule 14a-8 (the "Rule") under the Securities Exchange Act of 1934 (the "Act"), this letter sets forth for the staff (the "Staff") of the Securities and Exchange Commission (the "SEC" or "Commission") the bases for our intention to exclude from the proxy statement and form of proxy (together, the "proxy materials") for the 2004 annual meeting of the shareholders of Media General, Inc. (the "Company") a proposal and accompanying supporting statement (together, the "Proposal") submitted on behalf of Gabelli International Limited ("GIL").

The Company's 2004 annual meeting is scheduled to be held on April 22, 2004. We expect to file our definitive proxy materials with the Commission and mail the materials to our shareholders on or about March 15, 2004.

Background

By letter dated December 8, 2003, Andrew Davella, Esq., Assistant Counsel of Gabelli Asset Management Inc., submitted the Proposal on behalf of GIL, the purported beneficial owner of shares of our Class B Common Stock, for inclusion in the Company's 2004 proxy materials. We have attached as Exhibit A a copy of Mr. Davella's letter, including the Proposal, as well as the amendments to Schedule 13D (filed by entities other than GIL) submitted by Mr. Davella in an effort to substantiate GIL's ownership of Class B Common Stock.

The Proposal seeks to amend Article III, Section 5, of the Company's Bylaws, a copy of which is attached as Exhibit B, to provide that any decision by the Company to acquire an operating business for consideration exceeding $25 million requires a unanimous quorum and a unanimous vote of the Company's Board of Directors and that the amended Bylaw contemplated by the Proposal may only be amended or repealed by a vote of two-thirds of the Company's shareholders. GIL seeks to have the Proposal adopted by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock.

By letter dated December 19, 2003 (our "Notice"), a copy of which is attached as Exhibit C, the Company notified Mr. Davella that:

(i) the Company's Class B Common Stock are not registered under Section 12 of the Act, and as such, ownership of shares of that class does not entitle GIL to invoke the Rule;

(ii) because under the Articles of Incorporation of the Company (a copy of which is attached as Exhibit D) holders of the Company's Class A Common Stock are not entitled to vote on amendments to the Company's Bylaws, the Proposal, which seeks to amend our Bylaws by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock, is improper; and

(iii) the amendments to the Schedules 13D furnished to us with the Proposal were filed with the SEC by entities other than GIL and, therefore, cannot serve to substantiate GIL's purported ownership of Class B Common Stock under paragraph (b) of the Rule.

Our Notice, which was sent to Mr. Davella by overnight mail, advised him that, if he is able to cure any of the foregoing deficiencies, pursuant to paragraph (f) of the Rule, he must do so within 14 days of his receipt of our Notice. As of the date of this letter, we have not received any response from GIL. We will notify the Commission promptly in the event that we do receive a response.

Bases for the Exclusion of the Proposal from the Company's Proxy Materials

We believe there are several bases upon which we may exclude the Proposal from our proxy materials. First, GIL is not entitled to invoke the Rule on the basis of its purported beneficial ownership of Class B Common Stock, which is neither registered nor required to be registered under Section 12 of the Act and therefore falls outside the scope of Section 14(a) of the Act and the rules promulgated thereunder. Second, even if GIL could invoke the Rule and satisfied the Rule's eligibility requirements, the Proposal may be omitted from the Company's proxy materials under paragraphs (i)(1), (2), (3) and (6) of the Rule because it improperly seeks to amend our Bylaws by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock. Finally, we may also be permitted to exclude the Proposal from our proxy materials under paragraph (f) of the Rule unless, within the timeframe required by that paragraph, GIL properly substantiates his ownership of Class B Common Stock in accordance with paragraph (b) of the Rule. We discuss the bases for our view below.

A. ***Because our Class B Common Stock is not registered under Section 12 of the Act, GIL's ownership of Class B Common Stock does not entitle it to invoke the Rule.***

Although the Company's Class A Common Stock is registered under Section 12 of the Act, our Class B Common Stock is not registered under Section 12. Our Class B Common Stock is not required to be registered under Section 12 because it is neither listed on a national securities exchange nor held by 500 or more holders of record. Indeed, the Company's Class B Common Stock is held by 17 holders of record.

Section 14(a) of the Act applies only to solicitations of proxies "in respect of any security ... registered pursuant to section 12 of [the Act]." Similarly, Rule 14a-2, promulgated by the Commission pursuant to Section 14(a), provides that the Commission's proxy rules, including the Rule, apply only to proxy solicitations "with respect to securities registered pursuant to Section 12 of the Act." Moreover, it is well settled that liability under Section 14(a) and the rules promulgated thereunder attaches to a solicitation of a proxy only if, at the time of the solicitation, the class of securities with respect to which the solicitation relates is required to be or is registered under Section 12 of the Act.[1] Since liability under the federal proxy rules does not arise out of a proxy solicitation with respect to securities that are neither registered nor required to be registered under Section 12 of the Act, it follows that a holder of such securities is not entitled to the benefits and protection of the Commission's proxy rules, including the ability to invoke the Rule.

In our case, because our Class B Common Stock is neither registered nor required to be registered under Section 12 of the Act, that class is not subject to Section 14 of the Act. As such, GIL may not invoke the Rule on the basis of its purported beneficial ownership of shares of Class B Common Stock. Because GIL has no basis to invoke the Rule, exclusion of the Proposal by the Company is appropriate.

B. ***Even if GIL Could Invoke the Rule and Were Able to Satisfy the Rule's Eligibility Requirements, the Company May Exclude the Proposal under Sub-Sections (1),(2), (3) and (6) of Paragraph (i) of the Rule.***

1. **The Proposal is Excludable under Sub-Sections (1), (2) and (6) of Paragraph (i) of the Rule.**

[1] See Baugh v. Citizens and Southern Nat'l Bank, No. 81-63-MAC, 1980 WL 1,487, at *2 (M.D. Ga. Apr. 30, 1980) ("Since the securities in this case are not required to be registered under §12 of the Exchange Act, plaintiff has no cause of action under §14(a) of the Act."); Greenberg v. Institutional Investor Sys., Inc., No. 74 Civ. 3866, 1975 WL 402, at *2 (S.D.N.Y. July 1, 1975) (dismissing a §14 claim because "[a] violation of the proxy rules must occur in connection with the solicitation, 'in respect of any security registered pursuant to Section 12 of this title'" and the securities with respect to which the proxy statement at issue related was no longer registered under §12).

Under sub-sections (1), (2) and (6) of paragraph (i) of the Rule, a company may omit a shareholder proposal from its proxy materials if:

- "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." (1)
- "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;" (2) or
- "the company would lack the power or authority to implement the proposal." (6)

The Virginia Stock Corporation Act (the "VSCA") expressly permits the articles of incorporation to authorize one or more classes of shares that have "limited voting rights, or no right to vote." VSCA, Section 13.1-638. In accordance with this provision, our Articles grant the holders of our Class A Common Stock limited voting rights, which, in summary, entitle holders of those shares to vote only:

- for the election of 30% of the Company's Board of Directors;

- on action proposed to be taken by the Company to reserve shares for option grants or to acquire the stock or assets of other companies in specified circumstances, unless the stock exchange on which the Company's shares are listed does not require shareholder authorization for the taking of such action; and

- "as may be required" by law.

See Article II, Section B(2) and (3).

Furthermore, our Articles expressly provide that "the entire voting power shall be *vested solely and exclusively* in the holders of Class B Common Stock" and that the holders of Class A Common Stock "shall have *no* voting power and shall not have the right to participate in any meeting of stockholders," except as described above. Article II, Section B(2)(b) (emphasis added).

As noted above, the Proposal seeks to amend our Bylaws by means of a vote of <u>*both*</u> the holders of the Company's Class A Common Stock and the holders of our Class B Common Stock. The limited voting rights conferred by our Articles on the holders of Class A Common Stock do not entitle those holders to vote on Bylaw amendments, including the amendment contained in the Proposal. Moreover, nothing in Virginia law "requires" the holders of Class A Common Stock to vote on amendments to our Bylaws. Indeed, allowing the holders of Class A Common Stock to vote on the Bylaw amendment contained in the Proposal would infringe on the "sole and exclusive" voting rights granted by our Articles to the holders of our Class B Common Stock and would directly contravene the provision in our Articles prohibiting holders of Class A Common Stock from participating in stockholder meetings (except in limited circumstances).[2] The adoption of the Proposal (which seeks to amend our Bylaws) by means of a vote of *both* the holders of Class A Common Stock and the holders of Class B Common Stock would violate our Articles. Because our Articles were adopted in accordance with the VCSA, implementation of the Proposal would be in violation of Virginia law.

In light of the foregoing, the Proposal is not a proper subject for action by the holders of the Class A Common Stock under Virginia law, the implementation of the Proposal would cause the Company to violate Virginia Law and the Company would lack the power and authority under Virginia law to implement the Proposal if adopted as proposed by means of a vote of *both* the holders of the Company's Class A Common Stock and the holders of our Class B Common Stock. Accordingly, the Company may exclude the Proposal from its 2004 proxy materials under subsections (1), (2) and (6) of paragraph (i) of the Rule.[3]

2. The Proposal is Excludable under Paragraph (i)(3) of the Rule.

Under paragraph (i)(3) of the Rule, a company may omit from its proxy materials any "proposal or supporting statement [that] is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal states that "owners of both the Class A and Class B share[s] have the right to vote to amend the By-Laws to provide for a greater quorum and voting requirement." This statement is materially false and misleading because it asserts that our Class A shareholders have a voting right which they do not in fact have under law. As noted above, our Class A shareholders have only limited voting rights which are specifically set forth in our Articles and which do not include the "right to vote to amend the By-Laws." If included in our proxy materials, this statement would be materially false and misleading, contravening the Commission's proxy rules, particularly the prohibition in Rule 14a-9.

In light of the foregoing, we believe the Proposal is properly excludable from the Company's 2004 proxy materials under paragraph (i)(3) of the Rule.

---

[2] This is confirmed by an opinion of McGuireWoods LLP, Virginia counsel to the Company, contained in the letter of McGuireWoods LLP attached as Exhibit E (the "McGuireWoods Letter"). We note that the Staff of the Commission has consistently recognized that the holders of Class A Common Stock are not entitled to vote on amendments to our Bylaws or on other proposals sought to be presented to our shareholders and, as such, are ineligible to invoke the Rule in accordance with paragraph (b) thereof. *See* Media General, Inc. (Mar. 5, 2003) 2003 SEC No-Act. Lexis 288; Media General, Inc. (Mar. 20, 2002) 2002 SEC No-Act. Lexis 419; Media General, Inc. (Feb. 10, 2001) 2001 SEC No-Act. Lexis 208; Media General, Inc. (Mar. 23, 2000) 2000 SEC No-Act. Lexis 464; Media General, Inc. (Mar. 12, 1999) 1999 SEC No-Act. Lexis 354; and Media General, Inc. (Feb. 23, 1998) 1998 SEC No-Act. Lexis 252.

[3] These conclusions are also supported by an opinion of McGuireWoods LLP, Virginia counsel to the Company, contained in the McGuireWoods Letter.

C. ***Absent Timely Cure by GIL, pursuant to Paragraph (f) of the Rule, the Proposal is Ineligible for Inclusion by Reason of GIL's Failure to Properly Substantiate its Ownership of our Class B Common Stock in accordance with Paragraph (b) of the Rule.***

Under paragraph (b) of the Rule, a proponent must demonstrate that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at a meeting of the company's shareholders for at least one year by the time the proposal is submitted. A proponent who is not a registered owner of a company's securities can substantiate his or her eligibility to the company by delivering either (1) a written statement from the record holder of the company's shares verifying that, by the time the proposal was submitted, the proponent had continuously held the securities for at least one year, or (2) if the proponent has filed with the SEC Schedules 13D or 13G or Forms 3, 4 or 5 (or amendments thereto), copies of those documents. GIL's name does not appear in the Company's records as a registered holder of our shares. Moreover, GIL has never been a filing person of a Schedule 13D or 13G or Form 3, 4 or 5 in respect of our shares. Accordingly, the only permissible manner in which GIL may substantiate its ownership of our shares for purposes of paragraph (b) of the Rule is through the submission of a written statement from the record holder of the shares beneficially owned by GIL that sets forth the requisite verification.

Under paragraph (f) of the Rule, a company may exclude a proposal submitted by a proponent only after it has notified the proponent in writing of any procedural or eligibility deficiencies and the proponent has failed to remedy the problem adequately. Specifically, a company has 14 calendar days from its receipt of a proposal to notify the proponent of both the deficiency and time frame in which the proponent must respond. The proponent must send its response postmarked on a day within 14 calendar days of its receipt of the company's notification.

As noted above, the Company received the Proposal on December 9, 2003. On December 19, 2003, the Company sent, by overnight mail, the Notice informing GIL of the appropriate manner for it to substantiate its ownership of Class B Common Stock and the required time frame for doing so under paragraph (f) of the Rule. As of the date of this letter, we have not received any response from GIL. If we do not receive from GIL proper verification of its share ownership within the time frame required by paragraph (f), we will be permitted to exclude the Proposal from the proxy materials for our 2004 annual meeting pursuant to the provisions of that paragraph.

****

For the above discussed reasons, the Company intends to exclude the Proposal from its 2004 annual meeting proxy materials. We request that you confirm that the Staff will not recommend enforcement action to the SEC if the Company omits from its proxy materials the Proposal in its entirety.

As is required by paragraph (j)(1) of the Rule, a copy of this letter is simultaneously being sent to Andrew Davella, Esq. to notify him of our intention to omit the Proposal from our proxy materials.

Six copies of this letter, including Exhibits, are enclosed. If you should have any questions with respect to the letter, please contact the undersigned at the above number, or Stuart Z. Katz ((212) 859-8210) or Philip Richter ((212) 859-8763) of our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP.

Very truly yours,

George L. Mahoney

cc: Andrew Davella, Esq.

Exhibit A

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5014
Fax (914) 921-5384
adavalla@gabelli.com

DEC 9 2003

Gabelli Asset Management Inc.

December 8, 2003

Mr. George L. Mahoney
Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293-0001

Re: *Shareholder Proposal*

Dear Mr. Mahoney:

I am enclosing on behalf of Gabelli International Limited ("GIL") a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Media General, Inc. ("Media General") include the proposal in its proxy statement for the 2004 annual meeting. GIL is proposing a resolution that urges the shareholders to vote in favor of a resolution that Article III, Section 5 of the By-Laws of Media General be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which Media General would acquire an operating business, and for which the consideration paid by the company would exceed $25 million, requires a unanimous quorum and a unanimous vote of the Board of Directors, and that, the amended by-law thereafter may only be amended or repealed by vote of two-thirds of the Company's shareholders.

Currently, GIL beneficially owns 380 shares of Media General Class B stock. Attached as Exhibit A are Amendments 48 and 52 to the Schedule 13D of Gabelli Asset Management Inc. These amendments will substantiate that GIL has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Class B stock since December 5, 2002. These and all other amendments to the Schedule 13D of Gabelli Asset Management Inc. are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GIL. It attests that GIL has been a beneficial owner of at least $2,000 in market value or 1% of the voting securities from

December 5, 2002, to the present. It also certifies that GIL intends to continue beneficial ownership of such voting securities through the date on which Media General holds its 2004 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,

Andrew Davalla

Andrew Davalla
Assistant Counsel

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That Article III, Section 5 of the By-Laws of Media General, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a unanimous quorum and a unanimous vote of the Board of Directors ("Directors"), and that, the amended by-law thereafter may only be amended or repealed by vote of two-thirds of the Company's shareholders.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our belief, that the Company's stock is worth substantially more than its market price. Based on our internal analysis, we believe that the private market value of the Company's properties is substantially higher than the current market price, and that the shareholders should be receiving much more value than they have been receiving.

Management's actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions, including the acquisition of Park Communications in 1997, have diluted earnings and seriously limited the Company's financial flexibility. We believe that these often complex deals leverage the balance sheet, while diluting shareholder value.

Article III, Section 5 of the Company's By-Laws, as amended and restated as of November 7, 2001, provides that the Board may transact business by simple majority vote. However, the owners of both Class A and Class B share of the Company have the right to vote to amend the By-Laws to provide for a greater quorum and voting requirement.

By so voting to amend Article III, Section 5 of the Company's By-Laws, the shareholders can ensure that, in the future, decisions about whether to make acquisitions, which may dilute shareholder value, will require the unanimous vote of the Board. Therefore, the vote of only one Director will be required to veto those actions which have been and can be detrimental to the Company. We urge you to vote amend Article III, Section 5 of the Company's By-Laws to provide that any decision by the Company to acquire an operating business where the consideration paid by the Company exceeds $25 million, requires a unanimous quorum and a unanimous vote of the Directors, and that, the amended by-law thereafter may only be amended or repealed by vote of two-third's of the Company's shareholders.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

AFFIDAVIT OF BONNIE M. COHEN

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

Bonnie M. Cohen, being duly sworn, deposes and says:

1. I am an Authorized Signatory of Gabelli International Limited ("GIL"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GIL. I submit this affidavit in connection with the shareholder proposal submitted herewith by GIL for inclusion in the proxy statement of Media General, Inc. ("Media General") for Media General's 2004 annual meeting.

2. GIL has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Media General throughout the period since prior to December 5, 2002, through the date hereof. GIL intends to continue to be the beneficial owner of such voting securities through the date on which Media General's 2004 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to being up the matter specified in this notice.

Bonnie M. Cohen

Bonnie M. Cohen

Sworn to before me this
8th Day of December 2003.

Notary Public

KARYN M. NAPPI
NOTARY PUBLIC, State of New York
No. 01NA5078512
Qualified in Westchester County
Commission Expires May 7, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 48)

Media General, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $5 Per Share
(Title of Class of Securities)

584404107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,453,800 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 2,453,800 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,453,800 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.85%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc. I.D. No. 13-4044521	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,555,197 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 4,742,647 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,742,647 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.97%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO-Client Funds		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 380 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO		

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Asset Management Inc. I.D. No. 13-4007862	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 48 to Schedule 13D on the Class A Common Stock of Media General, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on February 29, 1989. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GAMI"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gemini Capital Management LLC ("Gemini"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Marc Gabelli, Lynch and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

Gabelli Partners makes investments for its own account and is the parent company of GAMI. GAMI, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, each of which is named below.

GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is the investment advisor of Gabelli International Gold Fund Limited and Gabelli European Partners, Ltd. GSIL and Gemini are the investment advisors of Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The Gabelli Mathers Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites^{sm} Fund.

The Plan, a qualified employee profit sharing plan, covers substantially all employees of GAMI and its affiliates.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

Gemini is a limited liability company whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.

Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GAMI, and the Chief Investment Officer for each of the Reporting Persons other than Gemini. Gabelli Partners is the majority shareholder of GAMI. GAMI, in turn, is the sole stockholder of GAMCO. GAMI is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.

The Reporting Persons do not admit that they constitute a group.

Gabelli Partners, GAMI, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 8 Sound Shore Dr., Greenwich, CT 06830. Gemini is a Delaware limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this schedule 13D relates is 7,196,827 shares, representing 31.82% of the 22,612,819 shares outstanding. This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended June 30, 2002(22,612,147 shares) to the number of shares which would be receivable by the Reporting Persons if they were to actually convert all of the Issuer's Class B shares held by them (380 shares) into the Class A Common Stock of the Issuer. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common	Shares of Common Stock, Converted	% of Class Converted
Gabelli Funds	2,453,800	10.85%	2,453,800	10.85%
GAMCO	4,742,647	20.97%	4,742,647	20.97%
GIL	0	0.00%	380	0.00%
Mario Gabelli	0	0.00%	0	0.00%

Marc Gabelli	0	0.00%	0	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli and Gemini. Marc Gabelli is deemed to have beneficial ownership of the Securities owned by Gemini. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GAMI and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Gemini and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 187,450 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, Marc Gabelli, GAMI, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Item 7. Material to be Filed as an Exhibit

The following Exhibit A is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule 13D of the Reporting Persons with respect to Edgewater Technologies, Inc.

Exhibit A: Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Robert E. Dolan

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Raymond H. Keller.

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson,, and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and James E. McKee from Marc J. Gabelli.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2002

MARIO J. GABELLI
MARC J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.

By:/s/ James E. McKee
James E. McKee
Secretary

GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
Executive Vice President

Schedule I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of Lynch Corporation.
Richard B. Black	Vice Chairman of the Board of Directors of Oak Technology, Inc.; Chairman of ECRM; Director of The Morgan Group, Inc.; General Partner of KBA Partners Parker Plaza 400 Kelby Street Fort Lee, NJ 07029
Charles C. Baum	Chairman, Director and Chief Executive Officer of The Morgan Group, Inc.; Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Eamon M. Kelly	Professor Payson Center for International Development Technology Transfer Tulane University 300 Gibson Hall 6823 St. Charles Avenue New Orleans, LA 70118
Arnold M. Reichman	Business Consultant
Marc J. Gabelli	Managing Director
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Vincent J. Capurso	Executive Vice President and Chief Financial Officer
Robert S. Zuccaro	Vice President
James E. McKee	Vice President, General Counsel and Secretary

Gabelli Asset Management Inc.
Directors:

Raymond C. Avansino, Jr.	Chairman E.L. Wiegand Foundation 165 West Liberty Street Reno, NV 89501

Mario J. Gabelli	See Above
Paul B. Guenther	Chairman New York Philharmonic 10 Lincoln Center Plaza New York, NY 10023
John C. Ferrara	President SPACE.com 120 West 45th Street New York, NY 10036
Dr. Eamon M. Kelly	See Above
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Robert S. Zuccaro	Vice President and Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:

Douglas R. Jamieson
Joseph R. Rindler, Jr.
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Joseph R. Rindler, Jr.	Chairman
Douglas R. Jamieson	Executive Vice President and Chief Operating Officer
Robert S. Zuccaro	Vice President and Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer
Bruce N. Alpert	Executive Vice President and Chief Operating Officer

Gus Coutsouros	Vice President and Chief Financial Officer
James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert
John D. Gabelli
Joseph R. Rindler. Jr.

Officers:

Bruce N. Alpert	Chief Operating Officer
Gus Coutsouros	Chief Financial Officer
James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Joseph R. Rindler, Jr.	See above

Officers:

Robert S. Zuccaro	Vice President-Finance
James E. McKee	Secretary

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Robert S. Zuccaro	See above

Officers:

James G. Webster, III	Chairman & Interim President

Bruce N. Alpert	Vice President - Mutual Funds
Walter K. Walsh	Compliance Officer
James E. McKee	Secretary

Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:

Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
E. Val Cerutti	Business Consultant, Cerutti Consultants 227 McLain Street Mount Kisco, NY 10540
Avrum Gray	Gbar Limited Partnership 440 South LaSalle, Suite 2900 Chicago, IL 60605
Ralph R. Papitto	Chairman and Chief Executive Officer
Richard E. McGrail	President and Chief Operations Officer
Raymond H. Keller	Vice President and Chief Financial Officer
Anthony R. Pustorino	Professor Emeritus Pace University 1 Martine Avenue White Plains, NY 10606

Officers:

Ralph R. Papitto	See above
Mario J. Gabelli	Vice Chairman
Richard E. McGrail	See above
Raymond H. Keller	See above

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Paul J. Evanson	President Florida Light & Power Co. P.O. Box 14000 700 Universe Blvd. Juno Beach, FL 33408
Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
John C. Ferrara	See above
David C. Mitchell	Business Consultant c/o Lynch Interactive Corporation 401 Theodore Fremd Ave. Rye, NY 10580
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167
Frederic V. Salerno	Vice Chairman Verizon Communications, Inc. 1095 Avenue of the Americas New York, New York 10036

Officers:

Mario J. Gabelli	Chairman and Chief Executive Officer
Robert E. Dolan	Chief Financial Officer
John Fikre	Vice President – Corporate Development, General Counsel, and Secretary

(1) Citizen of Germany
(2) Citizen of the Cayman Islands
(3) Citizen of Bermuda
(4) Citizen of Bermuda and Canada
(5) Citizen of the UK
(6) Citizen of Switzerland
(7) Citizen of Italy

SCHEDULE II

INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-MEDIA GENERAL CL A		
GAMCO INVESTORS, INC.		
11/04/02	200	55.1500
11/04/02	200	54.9500
11/01/02	300-	54.6000
11/01/02	1,000-	54.0000
10/30/02	4,000-	53.6273
10/30/02	1,200-	53.7125
10/25/02	500-	*DO
10/24/02	800-	54.0100
10/23/02	2,000-	*DO
10/23/02	500-	53.0300
10/23/02	200	53.0900
10/22/02	600-	55.8700
10/22/02	2,000-	56.1400
10/18/02	1,300-	54.0615
10/18/02	1,500-	53.7327
10/17/02	2,000-	53.9990
10/17/02	300-	54.1367
10/16/02	2,000-	52.9180
10/16/02	2,000-	52.8075
10/15/02	300-	53.2600
10/15/02	200-	53.6600
10/14/02	1,000-	50.7520
10/14/02	1,000-	50.4500
10/11/02	2,000-	50.5620
10/11/02	1,500-	50.4360
10/10/02	500-	*DO
10/10/02	2,300-	47.4926
10/10/02	1,000-	47.2950
10/10/02	200	47.3900
10/09/02	3,300-	47.6406
10/09/02	300	48.0000
10/08/02	300-	*DO
10/08/02	2,000-	48.4600
10/08/02	1,950-	48.3838
10/07/02	300-	*DO
10/07/02	300-	48.8100
10/04/02	3,000-	49.8680
10/03/02	300	51.0000
10/03/02	200-	51.5500
10/02/02	150-	*DO
10/02/02	2,700-	51.3300
10/01/02	400-	50.8500
10/01/02	500-	50.5960
9/27/02	1,110-	*DO
9/27/02	1,000-	50.7670
9/27/02	1,000-	50.6132

SCHEDULE II

INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-MEDIA GENERAL CL A		
GAMCO INVESTORS, INC.		
9/27/02	1,000	50.6155
9/26/02	1,000-	51.4060
9/26/02	1,000-	*DO
9/25/02	1,000-	50.4930
9/24/02	700-	50.6571
9/24/02	4,700-	50.3977
9/23/02	300-	51.5000
9/23/02	200-	*DO
9/20/02	1,000-	51.0200
9/20/02	200-	50.8700
9/18/02	900-	51.3000
9/17/02	300	53.3200
9/17/02	4,100-	52.6834
9/13/02	400	52.1000
9/13/02	1,000-	52.0600
9/13/02	500	52.2420
9/13/02	5,800-	*DO
9/13/02	500-	51.9000
9/12/02	500	52.8000
9/12/02	1,500-	52.2433
9/11/02	2,000	53.5100
9/11/02	100-	53.3700
9/10/02	1,300-	52.5254
9/10/02	300	52.9800
9/06/02	2,000	52.1500
9/06/02	1,200	51.8333
9/04/02	500-	51.4500
GABELLI FUNDS, LLC.		
GABELLI VALUE FUND		
10/22/02	1,000-	56.2800
10/21/02	300-	58.0000
10/15/02	3,000-	53.0680
10/11/02	5,000-	49.6780
GABELLI GLOBAL TELECOMM FUND		
10/22/02	1,000-	55.5200
GABELLI CAPITAL ASSET FUND		
10/15/02	500-	52.1700
10/14/02	1,500-	50.2000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 52)

Media General, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $5 Per Share
(Title of Class of Securities)

584404107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,194,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 2,194,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,194,000 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc. I.D. No. 13-4044521	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,860,421 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 4,106,771 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,106,771 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.88%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 380 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO		

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Asset Management Inc. I.D. No. 13-4007862	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 52 to Schedule 13D on the Class A Common Stock of Media General, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on February 29, 1989. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Lynch, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

Gabelli Partners makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The Gabelli Mathers Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites[sm] Fund.

The Plan, a qualified employee profit sharing plan, covers substantially all employees of GBL and its affiliates.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.

Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GBL, and the Chief Investment Officer for each of the Reporting Persons. Gabelli Partners is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

Gabelli Partners, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 6,300,771 shares, representing 27.43% of the 22,971,271 shares outstanding. This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended September 28, 2003 (22,970,891 shares) to the number of shares which would be receivable by the Reporting Persons if they were to actually convert all of the Issuer's Class B shares held by them (380 shares) into the Class A Common Stock of the Issuer. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common	Shares of Common Stock, Converted	% of Class Converted
Gabelli Funds	2,194,000	9.55%	2,194,000	9.55%
GAMCO	4,106,771	17.88%	4,106,771	17.88%
MJG Associates	0	0.00%	380	0.00%
Mario Gabelli	0	0.00%	0	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of ...ersons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & ... Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by ...g persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 246,350 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003

MARIO J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.

By:/s/ James E. McKee
James E. McKee
Secretary

GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
Executive Vice President

SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of Lynch Corporation.
Charles C. Baum	Chairman and Director of The Morgan Group, Inc.; Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Frederic V. Salerno	Chairman Lynch Interactive Corporation
Arnold M. Reichman	Business Consultant
Marc J. Gabelli	President
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Henry Kiernan	Vice President, Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

Gabelli Asset Management Inc.
Directors:

Raymond C. Avansino, Jr.	Chairman E.L. Wiegand Foundation 165 West Liberty Street Reno, NV 89501
Mario J. Gabelli	See above
Paul B. Guenther	Chairman New York Philharmonic 10 Lincoln Center Plaza New York, NY 10023
John C. Ferrara	Business Consultant
Dr. Eamon M. Kelly	Professor Payson Center for International Development Technology Transfer

	Tulane University 300 Gibson Hall 6823 St. Charles Avenue New Orleans, LA 70118
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:

Douglas R. Jamieson
Joseph R. Rindler, Jr.
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Joseph R. Rindler, Jr.	Chairman
Douglas R. Jamieson	Executive Vice President and Chief Operating Officer
James E. McKee	Vice President, General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert
John D. Gabelli
Joseph R. Rindler. Jr.

Officers:

Bruce N. Alpert	Chief Operating Officer

James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Joseph R. Rindler, Jr.	See above

Officers:

James E. McKee	Secretary

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds
Walter K. Walsh	Compliance Officer
James E. McKee	Secretary

Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:

Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Marc J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
E. Val Cerutti	Business Consultant, Cerutti Consultants 227 McLain Street Mount Kisco, NY 10540
Avrum Gray	Gbar Limited Partnership 440 South LaSalle, Suite 2900 Chicago, IL 60605

Ralph R. Papitto	Chairman and Chief Executive Officer
Richard E. McGrail	President and Chief Operations Officer
Raymond H. Keller	Vice President and Chief Financial Officer
Anthony R. Pustorino	Professor Emeritus Pace University 1 Martine Avenue White Plains, NY 10606

Officers:

Ralph R. Papitto	See above
Mario J. Gabelli	Vice Chairman
Richard E. McGrail	See above
Raymond H. Keller	See above

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Paul J. Evanson	President Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Marc J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
John C. Ferrara	See above
David C. Mitchell	Business Consultant c/o Lynch Interactive Corporation 401 Theodore Fremd Ave. Rye, NY 10580
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167

Frederic V. Salerno	Chairman

Officers:

Mario J. Gabelli	Vice Chairman and Chief Executive Officer
Robert E. Dolan	Chief Financial Officer
John Fikre	Vice President – Corporate Development, General Counsel, and Secretary

(1) Citizen of Germany

SCHEDULE II

INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-MEDIA GENERAL CL A		
GAMCO INVESTORS, INC.		
11/17/03	200-	67.0500
11/14/03	900-	67.1422
11/12/03	3,300-	67.0318
11/11/03	1,500-	67.0100
11/11/03	1,300-	67.0731
11/10/03	1,000-	67.4800
11/10/03	2,500-	67.0468
11/07/03	750-	67.6500
11/03/03	500-	66.2500
11/03/03	1,400-	66.3500
10/31/03	1,000-	66.0280
10/31/03	800-	66.1150
10/31/03	200-	66.6600
10/30/03	2,200-	67.0455
10/30/03	200-	66.7750
10/30/03	1,000-	66.7300
10/30/03	2,000-	67.1220
10/29/03	3,000-	65.9780
10/28/03	3,900-	66.1423
10/28/03	10	*DO
10/28/03	400-	*DO
10/28/03	477-	*DO
10/28/03	1-	*DO
10/28/03	165	*DO
10/28/03	299-	*DO
10/28/03	100	*DO
10/28/03	300-	*DO
10/28/03	600-	*DO
10/27/03	5,000-	65.4724
10/27/03	2,000-	65.3275
10/24/03	2,100-	65.0419
10/23/03	200-	65.6200
10/23/03	2,500-	65.6080
10/22/03	600-	66.0000
10/21/03	2,000-	65.9555
10/20/03	2,000-	67.3145
10/20/03	1,000-	67.5440
10/20/03	4-	*DO
10/20/03	300-	66.7700
10/20/03	71-	*DO
10/17/03	1,500-	67.4607
10/16/03	2,401-	63.9704
10/16/03	400-	64.1500
10/15/03	500-	64.0300
10/15/03	2,000-	64.0100

10/14/03	376-	*DO
10/14/03	500-	64.0000
10/14/03	1,000-	64.0440
10/14/03	800-	64.1550
10/13/03	500-	63.8740
10/13/03	1,500-	63.8467
10/13/03	500-	63.8700
10/10/03	1,000-	63.4200
10/10/03	1,000-	63.4480
10/09/03	2,000-	63.8115
10/08/03	200-	63.0000
10/08/03	1,500-	62.9500
10/07/03	2,000-	63.0975
10/07/03	500-	62.5000
10/06/03	250-	*DO
10/06/03	800-	62.5325
10/03/03	2,500-	62.2304
10/03/03	3,000-	62.5077
10/03/03	1,000-	62.5000
10/02/03	800-	61.5913
10/01/03	100-	*DO
10/01/03	100-	*DO
9/29/03	1,750-	60.6923
9/26/03	150-	*DO
9/25/03	4,000	63.3587
9/25/03	3,900	43.3598
9/25/03	4,000-	63.4118
9/25/03	4,000-	43.4118
9/25/03	1,400-	63.3300
9/25/03	100	43.3597
9/25/03	4,000-	63.4117
9/24/03	700-	63.0000
9/23/03	2,000-	63.1000
9/23/03	4,000-	63.1625
9/18/03	2,700-	62.6348
9/18/03	5,000-	62.7914
GABELLI FUNDS, LLC.		
GABELLI VALUE FUND		
11/17/03	6,800-	67.0475
10/31/03	2,200-	66.2077
10/30/03	4,000-	66.9425
10/28/03	1,500-	66.2540
10/27/03	7,500-	65.8279
10/17/03	40,000-	67.5215
10/15/03	1,000-	64.0040
9/18/03	1,000-	62.7240
GABELLI SMALL CAP GROWTH FUND		
11/11/03	1,000-	67.0470
11/10/03	500-	67.7000
GABELLI EQUITY TRUST		
10/16/03	2,000-	63.9880
10/15/03	2,000-	64.0300
10/14/03	2,000-	63.8750
10/13/03	2,000-	63.7700
10/10/03	2,000-	63.6010
10/09/03	2,000-	63.5750
10/08/03	2,000-	63.0720

10/07/03	2,000-	62.7725
10/06/03	2,000-	62.5355
10/03/03	2,000-	62.1785
10/02/03	2,000-	61.4435
10/01/03	2,000-	61.1980
9/30/03	2,000-	60.7015
9/29/03	2,000-	60.7270
9/26/03	2,000-	61.6950
9/25/03	2,000-	63.1800
9/24/03	2,000-	63.0920
9/23/03	2,000-	62.9325
9/22/03	2,000-	62.6360
GABELLI ASSET FUND		
11/06/03	1,000-	67.4200
11/05/03	1,000-	67.3400
10/21/03	1,000-	65.5460
10/03/03	2,000-	62.5030
GABELLI CAPITAL ASSET FUND		
10/17/03	15,000-	66.9230
10/08/03	1,000-	63.1890
9/30/03	2,000-	60.9010
9/29/03	2,000-	60.8050
9/26/03	2,000-	61.1770
9/25/03	2,000-	62.4000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

Exhibit B

MEDIA GENERAL, INC.

By-laws

Amended and Restated as of November 7, 2001

INDEX

Article I — Meetings of Stockholders

Section 1. *Place of Meetings* — Meetings of Stockholders shall be held at the principal office of the Corporation in Richmond, Virginia or at such other place, either within or without the Commonwealth of Virginia, as from time to time may be fixed by the Board of Directors.

Section 2. *Annual Meetings* — The Annual Meetings of Stockholders shall be held during the Corporation's second fiscal quarter on a date fixed by the Board of Directors.

Section 3. *Special Meetings* — Special meetings of the Stockholders may be called by the Chairman of the Board, a Vice Chairman, the Board of Directors, or in such other manner as is permitted by law.

Section 4. *Notice of Meetings* — Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting (except as a different time is specified in these By-laws or by the laws of Virginia) either personally or by mail, by or at the direction of the Chairman of the Board, a Vice Chairman, the Secretary, or the Officer or persons calling the meeting, to each Stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Notice of a Stockholders' meeting to act on an amendment of the Articles of Incorporation, on a plan of merger or exchange of shares, on a sale of all or substantially all of the assets of the Corporation, or the dissolution of the Corporation shall be given, in the manner provided above, not less than twenty-five nor more than sixty days before the date of the meeting. Any such notice shall be accompanied by such additional documents as may be required by law.

Section 5. *Quorum* — A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Stockholders; provided however, that when any specified action is required to be voted upon by a class of stock voting as a class, holders of a majority of the shares of such class shall constitute a quorum for the transaction of such specified action. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceeds the votes cast opposing the action, except when a larger vote or a vote by class is required by the laws of the Commonwealth of Virginia and except that in elections of Directors those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. Less than a quorum may adjourn, without notice other than by announcement at the meeting, until a quorum shall attend.

Section 6. *Voting* — Each holder of shares of a class entitled to vote on a matter coming before a meeting of Stockholders shall be entitled to one vote for each share he or she holds.

A Stockholder may vote either in person or by proxy executed by the Stockholder or by his duly authorized attorney in fact. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy.

Section 7. *Advance Notice Provisions for Election of Directors* — Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Corporation. Nominations of persons for election to the Board of Directors as Class A or Class B Directors may be made at any Annual Meeting of Stockholders, or at any special meeting of Stockholders called for the purpose of electing Directors, (a) by or at the direction of the Board of Directors or (b) by any Stockholder of the Corporation (i) who is a Stockholder of record of the Class in respect of which such nomination is made on the date of the giving of the notice provided for in this Section 7 and on the record date for the determination of Stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 7.

In addition to any other applicable requirements, for a nomination to be made by a Stockholder such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting, not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws; and (b) in the case of a special meeting of Stockholders called for the purpose of electing Directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a Stockholder's notice to the Secretary must set forth (a) as to each person whom the Stockholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of the person, (ii) the employer and principal occupation of the person, (iii) a biographical profile of the person, including educational background and business and professional experience, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by the person and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the Stockholder giving the notice (i) the name and record address of such Stockholder, (ii) the employer and principal occupation of such Stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such Stockholder, (iv) a description of all arrangements or understandings between such Stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Stockholder, (v) a representation that such Stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in his notice and (vi) any other information relating to such Stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a Director if elected.

No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 7. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective, and such defective nomination shall be disregarded.

Section 8. *Advance Notice Provisions for Business to be Transacted at Annual Meeting* — No business may be transacted at an Annual Meeting of Stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the Annual Meeting by any Stockholder of the Corporation (i) who is a Stockholder of record of any class entitled to vote on such business on the date of the giving of the notice provided for in this Section 8 and on the record date for the determination of Stockholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 8.

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a Stockholder, such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws.

To be in proper written form a Stockholder's notice to the Secretary must set forth as to each matter such Stockholder proposes to bring before the Annual Meeting (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (ii) the name and record address of such Stockholder, (iii) the employer and principal occupation of such Stockholder, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such Stockholder, (v) a description of all arrangements or understandings between such Stockholder and any other person or persons (including their names) in connection with the proposal of such business by such Stockholder and any material interest of such Stockholder in such business and (vi) a representation that such Stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 8; provided, however, that once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 8 shall be deemed to preclude discussion by any Stockholder of any such business. If the Chairman of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting, and such business shall not be transacted.

Article II — Directors

Section 1. *General Powers* — All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, subject to any requirement of Stockholder action.

Section 2. *Number, Election, Term and Qualification* — The number of Directors of the Corporation shall be fixed by the Shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve. For the purpose of election of Directors only, the Directors shall be divided into two classes; the Directors whom the holders of Class A Common Stock are entitled to elect shall be designated Class A Directors, and the Directors whom the holders of Class B Stock are entitled to elect shall be designated Class B Directors. Directors shall, except as provided in Section 3 of this Article II, be elected by the classes of shares entitled to elect them, at each Annual Meeting of Stockholders, to hold office until the next Annual Meeting of Stockholders or until their death, resignation, retirement, removal or disqualification. Directors need not be residents of the Commonwealth of Virginia or Stockholders of the Corporation. Except for a Director who may be or has been an Officer of the Company, all Directors shall be under the age of 73 years, provided however, that a Director serving at the time he reaches such age shall be permitted to complete his term of office but shall not thereafter be eligible for reelection, and provided further, that this sentence shall not apply to any Director in office as of November 24, 1977.

Section 3. *Vacancies* — Except as limited by law, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors.

Section 4. *Removal* — At a meeting called expressly for that purpose, any Director may be removed from office, with or without cause, by a vote of the Stockholders holding a majority of the shares of the class of stock which elected such Director. If any Directors are so removed, new Directors may be elected at the same meeting.

Section 5. *Compensation* — The Board of Directors may compensate Directors for their services as such and may provide for the payment of all expenses incurred by Directors in attending regular and special meetings of the Board of Directors.

Section 6. *Advisory Directors* — The Directors may, from time to time, by a majority vote of all Directors, elect one or more persons to serve as advisory directors for such term(s) as the Directors by resolution shall establish or until such advisory director's death, resignation, retirement, disqualification or removal. Advisory directors shall not be Directors of the Corporation and shall have no rights, privileges or powers of Directors other than those specifically provided herein or as may be specifically assigned to them by the Directors. Advisory directors shall attend meetings of the Directors and meetings of any committees of the Directors to which they may be appointed. Advisory directors shall not be entitled to vote on any business coming before the Directors or any Committee thereof and shall not be counted for the purpose of determining the number of Directors necessary to constitute a quorum, for the purpose of determining whether a quorum is present or for any other purpose whatsoever. Any or all advisory directors may be removed at any time with or without cause by vote of the shareholders or by action of the Directors. The termination of any person's relationship with the Corporation as an advisory director shall not be deemed to create a vacancy in the position of advisory director.

Article III — Directors Meetings

Section 1. *Annual Meeting* — The Annual Meeting of the Board of Directors (which meeting shall be considered a regular meeting for the purposes of notice) shall be held on the same day as the Annual Meeting of Stockholders for the purpose of electing Officers, unless the Board shall determine otherwise, and carrying on such other business as properly may come before such meeting.

Section 2. *Regular Meetings* — Regular meetings of the Board of Directors shall be held for the purpose of carrying on such business as may properly come before the meeting in the months of January, March, May, July, September and November of each year on such day within such months and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman and specified in the notice of the meeting. Furthermore, regular meetings of the Board of Directors shall be held immediately following each special meeting of Stockholders to act upon any matter considered by the

Stockholders and to consider such other business as may properly come before the meeting. Any such meeting shall be held at the place where the Stockholders' meeting was held.

Section 3. *Special Meetings* — Special meetings of the Board of Directors shall be held on the call of the Chairman of the Board, a Vice Chairman, or any four members of the Board of Directors, at the principal office of the Corporation or at such other place as the Chairman may direct.

Section 4. *Notice* — Notice of regular and special meetings of the Board of Directors shall be mailed to each Director at least two (2) days, or telegraphed at least twenty-four (24) hours, prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 5. *Quorum* — A majority of the Directors shall constitute a quorum for the transaction of business. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 6. *Waiver of Notice* — Notwithstanding any other provisions of these By-laws, whenever notice of any meeting for any purpose is required to be given to any Director a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be the equivalent to the giving of such notice.

A Director who attends a meeting shall be deemed to have had timely and proper notice thereof unless he attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 7. *Action Without A Meeting* — Any action which is required to be taken at a meeting of the Directors or of a Director's Committee may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors or all of the members of the Committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.

Article IV — Directors Committees

Section 1. *Executive Committee* — The Board of Directors, by a resolution adopted by a majority of the number of Directors, may designate no less than four (4) nor more than six (6) Directors, including the Chairman of the Board, the Chairman of the Executive Committee and any Vice Chairman, to constitute an Executive Committee. Members of the Executive Committee shall serve until removed, until their successors are designated or until the Executive Committee is dissolved by the Board of Directors. All vacancies which may occur in the Executive Committee shall be filled by the Board of Directors. The Executive Committee, when the Board of Directors is not in session, may exercise all of the powers of the Board of Directors except as limited by law, and may authorize the seal of the Corporation to be affixed as required. Regular meetings of the Executive Committee shall be held six (6) times per year, alternating with the regular meetings of the full Board of Directors, on such days and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman of the Board or Chairman of the Executive Committee and specified in the notice of the meeting. The Special Meetings, Quorum, Waiver of Notice, and Action Without A Meeting provisions applicable to meetings of the Board of Directors set forth in Article III, Sections 3, 5, 6, and 7, respectively, shall apply to meetings of the Executive Committee as well, with all references therein to Directors to refer to the members of the Executive Committee and all references therein to the Board of Directors to refer to the Executive Committee. Notice of regular and special Executive Committee meetings of the Board of Directors shall be telephoned or otherwise given to each member thereof at least twenty-four (24) hours prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 2. *Other Committees* — Other Committees with limited authority may be designated by a resolution adopted by a majority of the full number of Directors.

Article V — Officers

Section 1. *Officers* — The Officers of the Corporation shall be a Chairman of the Board, a Chairman of the Executive Committee, one or more Vice Chairmen of the Board, a President, one or more Vice Presidents (any one or more of whom may be designated as an Executive Vice President or a Senior Vice President), a General Counsel, a Secretary, a Treasurer, a Controller and, in the discretion of the Board of Directors, one or more Assistant Secretaries, Assistant Treasurers and Assistant Controllers. The Chairman of the Board, the Chairman of the Executive Committee and the Vice Chairmen of the Board shall be chosen from the members of the Board of Directors. Any two offices may be combined in the same person except the offices of President and Secretary.

Section 2. *Election, Term* — Officers shall be elected at the regular Annual Meeting of the Board of Directors or at such other time as the Board of Directors may determine and shall hold office, unless removed, until the next Annual Meeting of the Board of Directors or until their successors are elected and qualified.

Section 3. *Removal of Officers* — Any Officer may be removed with or without cause at any time by the Board of Directors at any duly called meeting.

Section 4. *Duties of Chairman of the Board* — The Chairman of the Board shall be a member of the Executive Committee and, in the absence or incapacity of the President or vacancy in the office of President, shall perform the duties of that office until the Board of Directors shall otherwise determine. He shall preside at all meetings of the Stockholders and Directors, and shall see that all the orders and resolutions of the Board of Directors are carried into effect, subject, however, to the rights of the Directors to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 5. *Duties of Chairman of the Executive Committee* — The Chairman of the Executive Committee shall be a member of the Executive Committee, and shall preside at all meetings of the Executive Committee and shall see that all orders and resolutions of the Executive Committee are carried into effect, subject, however, to the rights of the Executive Committee to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 6. *Duties of Vice Chairmen of the Board* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the Vice Chairmen shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board or the Board of Directors.

Section 7. *Duties of President* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the President shall perform such duties as may, from time to time, be assigned to him by the Chairman of the Board or the Board of Directors.

Section 8. *Duties of Vice Presidents* — The Vice Presidents shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 9. *Duties of General Counsel* — The General Counsel shall be the chief legal officer of the Corporation. He shall, with the help of those whom he may employ (including any firm of which he may be a member) supervise the handling of all claims made by or against the Corporation, the filing of such statements, reports or other documents as may be required by state and federal agencies controlling corporations and their securities, render legal advice to the Officers and Directors and generally manage all matters of a legal nature for the Corporation.

Section 10. *Duties of Secretary* — The Secretary shall keep a record in proper books for the purpose of all meetings and proceedings of the Board of Directors and of the Executive Committee and also the minutes of the Stockholders' meetings, and record all the votes of the Corporation. He shall attend to the giving and serving of all notices of the Corporation and shall notify the Directors and Stockholders of their respective meetings. He shall have custody of the seal of the Corporation and shall affix the seal or cause it to be affixed to all documents which are authorized to be executed on behalf of the Corporation under its corporate seal. He shall have custody of all deeds, leases, and contracts and shall have charge of the books, records and papers of the Corporation relating to its organization and management. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 11. *Duties of Treasurer* — The Treasurer shall have custody of all the funds and securities of the Corporation and shall dispose of the same as provided in these By-laws, or as directed by the Board of Directors or the Executive Committee, if created. He shall have the care and custody of all securities, books of account, documents and papers of the Corporation except such as are kept by the Secretary. He shall keep regular and full accounts showing his receipts and disbursements. He shall at all times submit to the Board of Directors such statements as to the financial condition of this Corporation as they may require and shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 12. *Duties of Controller* — The Controller shall be responsible for all accounting, budgeting, and internal auditing functions of the Corporation, subject to the direction of the Chairman of the Board, the Vice Chairmen, the President, the Vice President designated as Principal Accounting

Officer, or the Board of Directors. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 13. *Duties of Assistant Secretaries* — The Assistant Secretaries shall, jointly or severally, in the absence or incapacity of the Secretary or vacancy in the office of Secretary, perform the duties of the Secretary. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Secretary.

Section 14. *Duties of Assistant Treasurers* — The Assistant Treasurers shall, jointly and severally, in the absence or incapacity of the Treasurer or vacancy in the office of Treasurer, perform the duties of the Treasurer. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Treasurer.

Section 15. *Duties of Assistant Controllers* — The Assistant Controllers shall, jointly and severally, in the absence or incapacity of the Controller or vacancy in the office of Controller, perform the duties of the Controller, and shall in general assist the Controller in the performance of his duties. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Controller.

Section 16. *Salaries of Officers* — The Board of Directors shall fix the salaries of all of the Officers of the Corporation.

Section 17. *Bonds* — The Board of Directors may by resolution require that any or all Officers, agents and employees of the Corporation give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and comply with such other conditions as may from time to time be required by the Board of Directors.

Article VI — Certificates of Stock

Section 1. *Form* — Certificates representing shares of the capital stock of the Corporation shall be in such form as is permitted by law and prescribed by the Board of Directors and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary or any other Officer authorized by a resolution of the Board of Directors. They may, but need not, be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the Officers upon such certificates may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the Corporation itself or an employee of the Corporation.

In case any Officer who has signed or whose facsimile signature has been placed upon a stock certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such Officer at the date of its issue.

Section 2. *Transfer Agents and Registrars* — Transfer Agents and/or Registrars for the stock of the Corporation may be appointed by the Board of Directors and may be required to countersign stock certificates.

Section 3. *Lost, Destroyed and Mutilated Certificates* — Holders of the stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may in its discretion, or any Officer of the Corporation appointed by the Board of Directors for that purpose may in his discretion, cause one or more new certificates for the same number of shares in the aggregate to be issued to such Stockholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

Section 4. *Transfer of Stock* — The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person or by attorney on surrender of the certificates for such shares duly endorsed and, if sought to be transferred by attorney, accompanied by a written power of attorney to have the same transferred on the books of the Corporation.

Section 5. *Closing of Transfer Books and Fixing Record Date* — For the purposes of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Board of Directors of this Corporation may fix in advance a date as the record date for any such determination of Stockholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of Stockholders is to be taken. If no record date is fixed for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, or Stockholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Stockholders. When a determination of Stockholders has been made as provided in this section with respect to any meeting, such determination shall apply to any adjournment thereof.

Article VII — Voting of Stock Held

Unless otherwise provided by the vote of the Board of Directors, the Chairman of the Board, a Vice Chairman, the President, or the Secretary may from time to time appoint an attorney or attorneys or agent or agents of this Corporation to cast the votes which this Corporation may be entitled to cast as a Stockholder or otherwise in any other corporation, any of whose stock or securities may be held by this Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of this Corporation such written proxies, consents, waivers or other instruments as he may deem necessary or proper in the premises; or the Chairman of the Board, a Vice Chairman, the President, or the Secretary may himself attend any meeting of the holders of stock or other securities of such other corporation and thereat vote or exercise any powers of this Corporation as the holder of such stock or other securities of such other corporation.

Article VIII — Miscellaneous

Section 1. *Checks, Notes, Etc.* — All checks and drafts on the Corporation's bank accounts and all bills of exchange, promissory notes, acceptances and other instruments of a similar character shall be signed by such Officer or Officers or agent or agents of the Corporation as shall be thereunto authorized from time to time by the Board of Directors.

Section 2. *Fiscal Year* — The fiscal year of the Corporation shall be determined in the discretion of the Board of Directors, but in the absence of any such determination it shall be the calendar year.

Section 3. *Corporate Seal* — The Corporate Seal shall be circular and shall have inscribed thereon, within and around the circumference, the words "Media General, Inc., Richmond, VA." In the center shall be the word "Seal."

Article IX — Amendments

Section 1. *New By-laws and Alterations* — These By-laws may be amended or repealed and new By-laws may be made at any regular or special meeting of the Board of Directors by a majority of the Board. However, By-laws made by the Board of Directors may be repealed or changed and new By-laws may be made by the Stockholders and the Stockholders may prescribe that any By-law made by them shall not be altered, amended, or repealed by the Directors.

Section 2. *Legislative Amendments* — In event any portion of these By-laws is subsequently altered by act of the General Assembly of Virginia those portions thereof which are not affected by such legislation shall remain in full force and effect until and unless altered or repealed in accordance with the other terms hereof.

Exhibit C

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com

Media General

George L. Mahoney
General Counsel & Secretary

December 19, 2003

VIA UPS NEXT DAY AIR

Andrew Davella, Esquire
Assistant Counsel
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435

Re: Shareholder Proposal Submitted on Behalf of Gabelli International Limited

Dear Mr. Davella:

This letter acknowledges receipt of your December 8, 2003, correspondence seeking to invoke Rule 14a-8 under the Securities Exchange Act of 1934 to include a shareholder proposal on behalf of Gabelli International Limited in our 2004 proxy materials.

Under Rule 14a-8(f), we are obliged to notify you of eligibility or procedural defects in your submission that may be curable. Without opining that the defects noted below are curable, or that they constitute procedural or eligibility defects of the type referred to in Rule 14a-8(f), we hereby alert you to the following deficiencies in your submission.

First, your letter improperly seeks to invoke Rule 14a-8 on the basis of GIL's purported beneficial ownership of shares of our Class B common stock. As you are aware, Rule 14a-8 applies only with respect to a solicitation of securities registered under Section 12 of the Act. Although our Class A common stock is registered under Section 12, our Class B common stock is not registered. Accordingly, ownership of Class B common stock does not entitle GIL to invoke Rule 14a-8.

Second, because holders of our Class A shares are not entitled to vote on amendments to our Bylaws, your submission, which seeks the vote of holders of both our Class A and Class B shares on a proposed amendment to our Bylaws, is improper. As you are well aware, under our Articles of Incorporation, holders of our Class A common stock have only limited voting rights which do not entitle them to vote on amendments to our Bylaws. It is for this reason that the Staff of the SEC consistently has permitted the Company to exclude from its proxy materials shareholder proposals seeking to amend our Bylaws submitted by your affiliate,

GAMCO Investors, Inc., on the basis of its ownership of our Class A Common stock. Indeed, we note that the proposal you have submitted this year on behalf of GIL is virtually identical to the proposals GAMCO unsuccessfully has sought to include in our proxy materials in connection with other Media General annual meetings.

Third, the amendments to Schedules 13D you provided with your letter were filed with the SEC by entities other than GIL and, therefore, cannot serve to substantiate GIL's share ownership for purposes of Rule 14a-8(b). Under Rule 14a-8(b), a shareholder who is not a registered owner of a company's shares must demonstrate that he or she owns $2,000, or 1%, of a company's shares entitled to vote on the proposal submitted for at least one year as of the time that the shareholder submits his or her proposal. The shareholder can satisfy that requirement by delivering either (a) a written statement from the record holder of the company's shares verifying the shareholder's ownership, or (b) if the shareholder has filed Schedules 13D or 13G or Forms 3, 4 or 5 (or amendments thereto with the SEC, copies of those documents. Because GIL's name does not appear on the Company's records as a registered holder of shares of Media General and GIL has not filed a Schedule 13D or 13G or Forms 3, 4 or 5 in respect of our shares, the only permissible manner in which GIL could substantiate its ownership of our shares for purposes of Rule 14a-8(b) is through the submission of a written statement from the record holder of the shares beneficially owned by GIL.

If you are able to cure any of the forgoing deficiencies, Rule 14a-8(f) requires that you do so within 14 days of the date you receive this letter.

Finally, during the past six years, as you also are well aware, Gabelli entities have submitted a total of seven shareholder proposals for inclusion in our proxy materials under Rule 14a-8. The Staff of the SEC has permitted us to exclude each of these proposals from our proxy materials, concluding in connection with each submission that the Gabelli entities are ineligible to invoke Rule 14a-8. The SEC's Staff has reached this same conclusion year after year despite the superficial modifications you have made to your proposals. In light of this record, your practice of annually submitting a shareholder proposal to us entirely pointless and serves no purpose other than to force us to incur needless expense. That is not in the interest of any shareholder, and we urge you for that additional reason to withdraw your proposal.

If you do not reconsider, we again will seek to exclude your proposal from our 2004 proxy materials on all grounds available to us.

Very truly yours,

George L. Mahoney

Exhibit D

RESTATED
ARTICLES OF INCORPORATION
OF
MEDIA GENERAL, INC.

ARTICLE I

The name of the Corporation is MEDIA GENERAL, INC.

ARTICLE II

A. The aggregate number of shares of stock which the Corporation shall have the authority to issue, each of which shall have a par value per share of $5.00, are as follows:

Class	No. of Shares
Class A Common	75,000,000
Class B Common	600,000
Preferred	5,000,000

B. The preferences, limitations, and relative rights of the different classes of stock are as follows:

(1) Preferred Stock. (a) The holders of the Preferred Stock shall have no voting rights except to the extent that such rights may be conferred in an amendment to these Articles of Incorporation and except to the extent that the vote of such holders is required by the laws of the State of Virginia.

(b) Authority is expressly vested in the Board of Directors to divide the Preferred Stock into series and, within the limitations set by law, to fix and determine the relative rights and preferences of the shares of any series so established and to provide for the issuance thereof. Each series shall be so designated as to distinguish the shares thereof from the share of all other series.

(c) Prior to the issuance of any shares of a series of Preferred Stock, these Articles of Incorporation shall be amended by the Board of Directors to establish the designation and number of shares of the series and the relative rights and preferences thereof and such amendment shall have been declared effective by the State Corporation Commission of Virginia.

(2) Common Stock. (a) The holders of the Class A Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest whole number if such percentage is not a whole number), such Directors to be known as Class A Directors. The holders of the Class B Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors to be elected at any such meeting, such Directors to be known as Class B Directors.

(b) Except as provided in Paragraphs B(1)(b), B(2)(a) and (B)(3)(a) of this Article II and as otherwise required by law, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, and each holder thereof shall be entitled to one vote for each one share thereof held upon all matters requiring a vote of stockholders. The holders of Preferred Stock or of the Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders except as otherwise specifically set forth in these Articles or as may be required by law. In the event that the approval of the holders of either the Class A Common Stock or the Class B Common Stock shall be required by law for the adoption of an amendment to these Articles, then, unless the Board of Directors requires a greater vote, such approval shall require a majority of all votes entitled to be cast by holders of the Class A Common Stock or the Class B Common Stock, respectively, in lieu of such vote as would otherwise be required by the first sentence of subsection E of §13.1-707 of the Virginia Stock Corporation Act or any successor statue.

(c) Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each share of Common Stock of this Corporation, whether Class A Common Stock or Class B Common Stock, shall rank equally and be identical.

(3) Other Rights. (a) Unless the Corporation, prior to taking any of the actions listed below, shall receive the written consent of any stock exchange on which any stock of the Corporation may be listed to the taking of such action without the authorization of the stockholders, or unless at the time such action is taken no shares of stock of the Corporation are listed upon any stock exchange, the holders of the Class A Common Stock, the holders of the Class B Common Stock and, to the extent set forth in any amendment to these Articles of Incorporation, the holders of any series of Preferred Stock, voting together and not as separate classes, must authorize the taking of any of the following listed actions by a majority vote at a duly called meeting of stockholders at which each share, regardless of Class, shall be entitled to one vote:

(i) The reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation;

(ii) The acquisition of the stock or assets of any company in the following circumstances:

(x) if any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(y) if the transaction involves the issuance of Class A or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction; or

(z) if the transaction involves issuance of Class A or Class B Common Stock or any additional consideration and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction.

(b) The holders of the Class A Common Stock and Class B Common Stock shall be treated equally, according to the number of shares of Common Stock they hold, in the payment of any stock dividend or other distribution of shares, but the holders of the Class A Common Stock may be issued only Class A Common Stock in the payment of any such stock dividend or distribution, while the holders of the Class B Common Stock may be issued either Class A Common Stock or Class B Common Stock in the discretion of the Board of Directors.

(c) The holders of the Class B Common Stock shall have preemptive rights with respect to any additional shares of Class B Common Stock issued, and otherwise no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the

Corporation (including but not limited to warrants, rights or options) whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase, shares of any class or any notes, debentures, bonds or other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(d)(i) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (iii) below.

(ii) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (i) above and the payment in cash of any amount required by the provisions of subparagraph (i) and (iii), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing a number of fully paid and non-assessable shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time.

(iii) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

ARTICLE III

The number of Directors constituting the Board of Directors shall be fixed in accordance with the bylaws, or, in the absence of an applicable bylaw, shall be fixed by the shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve.

Any vacancy in the Directorate created by the death, resignation or removal of a Class A Director shall be filled by the affirmative vote of a majority of the remaining Class A Directors, and any vacancy in the Directorate created by the death, resignation or removal of a Class B Director shall be filled by the affirmative vote of a majority of the remaining Class B Directors.

ARTICLE IV

The Corporation shall indemnify each Director and Officer against liabilities (including judgments and fines and reasonable attorneys' fees, costs and expenses) incurred by him in connection with any actual or threatened action, suit or proceeding to which he may be made a party by reason of his being or having been a Director or Officer of the Corporation (any of which actual or threatened actions, suits or proceedings are hereinafter referred to collectively as a "proceeding"), except in relation to any proceeding in which he has been adjudged liable because of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (any of which behavior is hereinafter referred to collectively as "misfeasance"). In the event of the satisfaction of a judgment or fine in any proceeding in which no determination of misfeasance has been made, or in the event of a settlement or other disposition of a proceeding, the Corporation shall indemnify each Director or Officer against payments made or obligations incurred by him (including reasonable attorneys' fees, costs and expenses) provided that such indemnity shall be conditioned upon a prior determination made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were either not parties to such proceeding or who were wholly successful with respect thereto, or (ii) if such a quorum is not obtainable, or even if obtainable, if a quorum of the Directors described in (i) above so directs, by independent legal counsel in a written opinion, that the Director or Officer has no liability by reason of misfeasance and that such payments or obligations are reasonable. Directors eligible to make any such determination or to refer to any such determination to independent legal counsel must act with reasonable promptness when indemnification is sought by any Director or Officer. Notwithstanding the provisions of this paragraph the Corporation shall not indemnify any Officer or Director to the extent that he shall receive indemnification similar to that hereinabove provided for from any other source.

The Corporation shall pay for or reimburse the reasonable expenses of any Director or Officer incurred by reason of his being a party to a proceeding, provided that the Director or Officer furnishes the Corporation with a statement signed by him or on his behalf (i) stating his good faith belief that he has met the standard of conduct which would entitle him to indemnification under this Article IV, and (ii) undertaking, as an unlimited general, unsecured obligation, to repay any advance if it is ultimately determined that he did not meet the standard of conduct, and, provided further, that the Corporation determines that the facts then known to it would not preclude indemnification under this Article IV.

Every reference in this Article to Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who may have served at the request of the Corporation or one of its subsidiaries as a director, officer, partner or trustee of any corporation, partnership, joint-venture, trust, employee benefit plan, or other enterprise, and, in all of such cases, his heirs, executors and administrators.

The foregoing rights and indemnification shall not be exclusive of any other rights to which the Officers and Directors may be entitled according to law.

Exhibit E

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

MCGUIREWOODS

December 29, 2003

George L. Mahoney, Esq.
General Counsel
Media General, Inc.
333 East Franklin Street
Richmond, Virginia 23219

Dear Mr. Mahoney:

This letter is submitted solely for the purpose of such requirements of Rule 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934 as may apply to the letter dated December 29, 2003 submitted to the Office of Chief Counsel of the Securities and Exchange Commission (the "Submission Letter") by Media General, Inc. (the "Company") to exclude from the Company's 2004 annual meeting proxy material the proposal submitted on behalf of Gabelli International Limited on December 8, 2003 (the "Proposal").

In that connection, we have reviewed the Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws"), the Proposal, and the Submission Letter.

Based upon such review and our interpretation of the Articles, Bylaws, and such provisions of the Virginia Stock Corporation Act as we deem relevant, we are of the opinion that the holders of the Class A Common Stock of the Company are not entitled to vote, nor required by law to vote, on the Proposal, at the Annual Meeting of Shareholders of the Company to be held on April 22, 2004.

In addition, we concur with the views set forth in the Submission Letter that the Proposal, if implemented, could cause the Company to violate Virginia law, that it is not a proper subject for action by Class A shareholders and that the Company would lack the power or authority to implement the Proposal.

We understand that this letter will be attached as an exhibit to the Submission Letter, but it may not be relied upon by any other person or for any other reason than as expressly stated herein.

Very truly yours,

McGuireWoods LLP

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com

Media General

George L. Mahoney
General Counsel & Secretary

January 9, 2004

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Proposal Submitted on Behalf of Gabelli International Limited

Ladies and Gentlemen:

On December 29, 2003, we submitted to the Securities and Exchange Commission (the "Commission") a letter setting forth the bases for our intention to exclude from the proxy materials for the 2004 annual meeting of the shareholders of Media General, Inc. (the "Company") a shareholder proposal (the "GIL Proposal") submitted by Andrew Davalla, Esquire, Assistant Counsel of Gabelli Asset Management Inc., on behalf of Gabelli International Limited ("GIL"). The GIL Proposal was submitted, purportedly under Rule 14a-8, on the basis of GIL's supposed ownership of 380 shares of Class B Common Stock of the Company. We are submitting this letter to the Commission in response to a January 2, 2003, letter we received from Mr. Davalla and on which the Commission was copied (without enclosures). For your convenience, we have attached a copy of Mr. Davalla's letter with all enclosures.

As we indicated in our December 29 letter to the Commission, we previously notified Mr. Davalla, by letter dated December 19, 2003, of a number of deficiencies in the GIL Proposal, including that the amendments to the Schedules 13D originally furnished to us by Mr. Davalla with the Gil Proposal were filed with the Commission by entities other than GIL and, therefore, cannot serve to substantiate GIL's supposed ownership of Class B Common Stock under paragraph (b) of Rule 14a-8. In that regard, we informed Mr. Davalla, that because GIL is not a record holder of the Company's shares and has not filed Schedules 13D or 13G or Forms 3, 4 or 5, the only permissible method for GIL's ownership to be substantiated under paragraph (b) is by the delivery of a written statement of the record holder verifying GIL's ownership of Company shares. Our letter also informed Mr. Davalla that, under the Company's Articles of Incorporation, holders of the Company's Class A Common Stock are not entitled to vote on amendments to the Company's Bylaws, and, as such, the GIL

Proposal, which seeks to amend our Bylaws by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock, is improper. In accordance with paragraph (f) of the Rule, we advised Mr. Davalla that, if he could cure any of the deficiencies noted in our December 19 letter, he must do so within 14 days of his receipt of that letter.

On January 2, 2004, we received Mr. Davalla's response to our December 19 letter. Mr. Davalla's January 2 response failed to cure any of the deficiencies in the GIL Proposal.

Specifically, Mr. Davalla's letter did not include a written statement from the record holder of GIL's shares verifying GIL's supposed beneficial ownership of our Class B shares as required by paragraph (b) of Rule 14a-8. Instead, Mr. Davalla sought to substantiate GIL's ownership by (a) submitting a copy of a brokerage statement purporting to reflect the ownership by GIL of shares of our Class B Stock since December 3, 1997, (b) "point[ing] out" that the Class B shares held by GIL are reported by MJG Associates, Inc., GIL's investment manager, on amendments to Schedule 13D filed by affiliates and subsidiaries of Gabelli Asset Management, Inc. and (c) providing a certificate of an "Authorized Signatory" of GIL attesting to GIL's beneficial ownership of Class B shares.

None of these items satisfies the requirements of paragraph (b) of Rule 14a-8 and, as such, the GIL Proposal continues to be excludable from our proxy material under Paragraph (f) of the that rule. First, the Staff of the Commission has very clearly stated that the submission of an investment statement does not sufficiently demonstrate continuous ownership of a company's shares for purposes of paragraph (b) of Rule 14a-8. *See* Staff Legal Bulletin No. 14(CF), dated July 13, 2001 (Question C.1.c.(2)). Second, paragraph (b) of Rule 14a-8 expressly provides that the ability to use a Schedule 13D to demonstrate share ownership "applies only if *you* have filed a Schedule 13D" with the Commission. "You" is defined in the introduction to Rule 14a-8 as the "shareholder seeking to submit the proposal." Accordingly, Schedules 13D filed by MJG Associates and other affiliates and subsidiaries of Gabelli Asset Management, Inc. -- but not by GIL, the entity seeking to submit the GIL Proposal -- cannot substantiate GIL's supposed share ownership for purposes of paragraph (b). Finally, under paragraph (b), unless a proponent also delivers copies of a Schedules 13D or 13G or Forms 3, 4 or 5 that were filed by the proponent with the Commission and reflect the proponent's share ownership, the proponent's furnishing of a certificate of an "Authorized Signatory" cannot serve to substantiate the proponent's share ownership. Therefore, because GIL has not, and is unable to, furnish copies of a Schedule 13D or 13G or Form 3, 4 and 5 filed by it, its submission of a certificate of its "Authorized Signatory" does not demonstrate its ownership of shares of the Company in accordance with paragraph (b) of Rule 14a-8.

Furthermore, although Mr. Davalla's January 2 letter includes a new version of the GIL Proposal, that version -- like the earlier version of the proposal -- seeks to adopt an amendment to our Bylaws by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock, in violation of our Articles of Incorporation and Virginia law. In that regard, although Mr. Davalla did revise the language of GIL's proposed amendment to our Bylaws to provide that the amendment may itself "only be amended or repealed by ... shareholders who are permitted to vote on amendments to the Company's By-laws," the supporting statement of the revised GIL Proposal continues to provide that "the owners of both Class A and Class B share [sic] of the Company have the right to amend the By-laws to provide for a greater quorum and voting requirement." Accordingly, for the reasons described in our December 29 letter, the GIL Proposal continues to be excludable under Sub-sections (1), (2), (3) and (6) of paragraph (i) of Rule 14a-8.

We wish to advise the Staff that our 2004 Annual Meeting will be held on April 29, 2004, rather than on April 22 as inadvertently set forth in our December 29 letter. We still intend, however, to file our definitive proxy materials with the Commission on or about March 15, 2004.

Six copies of this letter, including the Exhibit hereto, are enclosed. A copy of this letter is simultaneously being sent to Mr. Davalla. If you should have any questions with respect to the letter, please contact the undersigned at the above number, or Stuart Z. Katz ((212) 859-8210) or Philip Richter ((212) 859-8763) of our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP.

Very truly yours,

George L. Mahoney

Enclosures
cc: Andrew Davalla, Esquire

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5014
Fax (914) 921-5384
adavalla@gabelli.com

Gabelli Asset Management Inc.

January 2, 2004

File

Mr. George L. Mahoney
General Counsel and Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293-0001

Re: *Shareholder Proposal Submitted on Behalf of Gabelli International Limited*

Dear Mr. Mahoney:

We are in receipt of your letter, dated December 19, 2003, in response to shareholder proposal submitted by Gabelli International Limited ("GIL") for inclusion in the 2004 proxy materials of Media General, Inc. ("Media General")

I have enclosed a copy of a brokerage statement, dated December 24, 2003, from Bear Stearns Securities Corp. ("Bear Stearns") showing that GIL has held 380 shares of Media General's Class B Stock since December 31, 1997. On or about December 5, 2003, I requested a letter from Bear Stearns verifying that GIL has continuously held these 380 shares for at least one year. Due to the holiday season, I have not received this letter despite my numerous requests. I would also like to point out that since MJG Associates, Inc. is the investment manager of GIL, the Class B shares held by GIL are reported by MJG Associates, Inc. on the amendments to Schedule 13D filed by the subsidiaries and affiliates of Gabelli Asset Management Inc.

I have also enclosed a certification on behalf of GIL. It attests that GIL has been a beneficial owner of at least $2,000 in market value or 1% of the voting securities from December 5, 2002, to the present. It also certifies that GIL intends to continue beneficial ownership of such voting securities through the date on which Media General holds its 2004 annual meeting.

The proposal itself has been amended so that only shareholders eligible t· vote on by-law amendments are allowed to repeal the proposed amendment.

As you may know, the Securities and Exchange Commission (the "Comr ussion") recommended that it would not take any action if Media General excluded GIL'· proposal from Media General's 1999 proxy materials because it found that there was evidence that GIL had not held the voting securities for the required one year pe iod. However, the Commission did not reach a conclusion on the basis of Media Ger eral's argument that Rule 14a-8 was not applicable to its Class B stock since it was no registered pursuant to Section 12 of the Securities Exchange Act of 1934, as am·nded.

Furthermore, in light of recent developments in corporate governance, it is rather regrettable that Media General would go to such great lengths to frustrate sharel older democracy. Based on Media General's positions regarding the limited voting ri ghts of its Class A shareholders and the inapplicability of the proxy rules to its Class B shareholders, Media General has made it all but impossible for any shareholder .o have access to its proxy materials. We can only hope that Media General eventually :atches up with the times and allows its shareholders such access.

If you have any questions, I may be reached at (914) 921-5014.

Sincerely,

Andrew Davalla

Andrew Davalla
Assistant Counsel

Enclosures

cc: Securities and Exchange Commission (w/o enclosures)

OUNT: 102-13668-2-6-USD GABELLI INTERNATIONAL LTD BASE CURR: USD FAMILY: 4GB GABELLI INTERNATIONAL LTD

ATE	QUANTITY	SYMBOL	SECURITY	UNIT COST	TOTAL COST	MARKET PRICE	MARKET VALUE	UNREALIZED PROFIT/LOSS	UNIT INCOME	PCT MV	PCT P&L
ITIES LONG											
[redacted]											
/31/97	380	MEGAB	MEDIA GENERAL INC-CL B	50.0460	19,017.50	0.0000	0.00	19,017.50-	.76		100.00-
[redacted]											

SHAREHOLDER PROPOSAL

RESOLVED: That Article III, Section 5 of the By-Laws of Media Genera. , Inc. (the "Company") be amended to provide that any decision by the Compa. iy to engage in a transaction, either through acquisition of assets, stock or oth erwise, by which the Company would acquire an operating business, and for wh. ch the consideration paid by the Company would exceed $25 million, requires ι unanimous quorum and a unanimous vote of the Board of Directors ("Directors"), and that, the amended by-law thereafter may only be ame ded or repealed by vote of two-thirds of the Company's shareholders who are p rmitted to vote on amendments to the Company's By-laws.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our be lief, that the Company's stock is worth substantially more than its market price. Based o i our internal analysis, we believe that the private market value of the Company's prc perties is substantially higher than the current market price, and that the shareholders sho ıld be receiving much more value than they have been receiving.

Management's actions to date have not narrowed the gap between the pı ivate value of the Company and its public market price. Instead, untimely and costly acquisitions, including the acquisition of Park Communications in 1997, have d luted earnings and seriously limited the Company's financial flexibility. We believe :hat these often complex deals leverage the balance sheet, while diluting shareholder valu :.

Article III, Section 5 of the Company's By-Laws, as amended and resta ed as of November 7, 2001, provides that the Board may transact business by simple m: jority vote. However, the owners of both Class A and Class B share of the Company have the right to vote to amend the By-Laws to provide for a greater quorum and voting requirement.

By so voting to amend Article III, Section 5 of the Company's By-Law ., the shareholders can ensure that, in the future, decisions about whether to make ac(uisitions, which may dilute shareholder value, will require the unanimous vote of the Bo ırd. Therefore, the vote of only one Director will be required to veto those actions) /hich have been and can be detrimental to the Company. We urge you to vote amend Arti :le III, Section 5 of the Company's By-Laws to provide that any decision by the Com| any to acquire an operating business where the consideration paid by the Company e> ceeds $25 million, requires a unanimous quorum and a unanimous vote of the Directors, . nd that, the amended by-law thereafter may only be amended or repealed by vote of tw ›-third's of the Company's shareholders.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROP(SAL.

AFFIDAVIT OF BONNIE M. COHEN

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

Bonnie M. Cohen, being duly sworn, deposes and says:

1. I am an Authorized Signatory of Gabelli International Limited ("GIL"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GIL. I submit this affidavit in connection with the shareholder proposal submitted herewith by GIL for inclusion in the proxy statement of Media General, Inc. ("Media General") for Media General's 2004 annual meeting.

2. GIL has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Media General throughout the period since prior to December 5, 2002, through the date hereof. GIL intends to continue to be the beneficial owner of such voting securities through the date on which Media General's 2004 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to being up the matter specified in this notice.

Bonnie M. Cohen

Bonnie M. Cohen

Sworn to before me this
2nd Day of January 2004.

Notary Public

KARYN M. NAPPI
NOTARY PUBLIC, State of New York
No. 01NA5078512
Qualified in Westchester County
Commission Expires May 2005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Media General, Inc.
Incoming letter dated December 29, 2003

The proposal would amend the bylaws to require a unanimous quorum and a unanimous vote of the board to approve an acquisition in excess of $25 million.

There appears to be some basis for your view that Media General may exclude the proposal under rule 14a-8(f). The proponent appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Media General omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Anne Nguyen
Attorney-Advisor